Exhibit 99.1

The Real Brokerage Inc. Announces Fourth Quarter and Full Year 2022 Financial Results

TORONTO and NEW YORK – (BUSINESS WIRE) – The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced results for its fourth quarter and full year ended December 31, 2022.

“2022 was another momentous year of growth for Real that saw us significantly increase our agent base, capture additional market share and expand our geographic presence despite a challenging housing backdrop in the second half of the year,” said Tamir Poleg, Chairman and Chief Executive Officer. “We continue to expect to be adjusted EBITDA profitable in the back half of the year driven by the important changes we made to our agent fee model. Looking ahead, our top priorities are building an industry-changing consumer experience, continued acceleration of platform growth and market share and executing on additional monetization opportunities.”

Full Year 2022 Financial Highlights

●	Revenue increased 214% year-over-year to $381.8 million.

●	Gross profit grew 188% year-over-year to $32.0 million.

●	Operating expense as a percentage of revenue of 13.5%, compared to 18.4% in 2021.

●	Net loss attributable to owners of the Company of $20.6 million, compared to a $11.7 million loss in 2021.

●	Loss per share of $0.12, compared to a loss per share of $0.07 in 2021.

●	Adjusted EBITDA loss of $8.9 million, compared to a loss of $5.1 million in 2021.

●	As of December 31, 2022 the Company held $10.8 million in cash, not including $7.5 million of restricted cash associated with customer deposits, and an additional $7.9 million held in investments in financial assets.

●	The Company repurchased 3.8 million common shares for $8.1 million pursuant to its normal course issuer bid.

Q4 2022 Financial Highlights

●	Revenue increased 90% year-over-year to $96.1 million.

●	Gross profit increased 100% year-over-year to $8.2 million.

●	Operating expense as a percentage of revenue of 15.8%, compared to 15.6% in Q4 2021.

●	Net loss attributable to owners of the Company of $6.8 million, compared to a $3.8 million loss in 2021.

●	Loss per share of $0.04, compared to a loss per share of $0.02 in Q4 2021.

●	Adjusted EBITDA loss of $3.0 million, unchanged from Q4 2021.

Q4 and Full Year 2022 Operational Highlights

●	Surpassed 8,200 agents at the end of 2022, a 113% year-over-year increase. Subsequent to the end of the quarter, Real surpassed the 9,000 agent milestone on February 3.

●	Over 37,500 closed transactions in 2022, a 181% increase compared to 2021. The number of transactions in Q4 2022 grew 85% year-over-year to 9,745.

●	The total value of completed real estate transactions in 2022 grew 226% to $14.4 billion and grew 193% year-over-year to $3.5 million in Q4 2022.

●	Commission revenue per average agent on our platform in 2022 was $62,400, compared to $45,400 in 2021. For agents that closed a deal during Q4 2022, commission revenue per agent was $27,200 compared to $32,600 in Q4 2021. These agents on average closed 2.8 transactions during the quarter, compared to 3.4 in Q4 2021.

●	Operating expenses per transaction, excluding revenue share, declined 27% to $979 in 2022, and rose a modest 6% year-over-year to $1,146 in Q4 2022.

●	Real opened brokerage operations in seven new states and territories in 2022. In Q4 2022, we began operating in Alabama in the U.S. and British Columbia in Canada. Earlier in the year, we launched in Arkansas, Mississippi, Maine, New Mexico and Ontario.

●	As of December 31, 2022, Real’s headcount efficiency ratio, defined as full-time brokerage employees excluding Real Title and LemonBrew employees divided by the number of agents that are currently on our platform, improved 1 to 98 from 1 to 77 as of Q3 2022 and 1 to 62 as of Q4 2021.

Changes to Agent Fee Structure and Additional Benefits

Subsequent to the end of the year, in January Real announced changes to our U.S. fees and additional benefits as we seek to grow sustainably while still offering industry-beating incentives for our agents. These changes include:

●	A co-sponsored revenue share program that allows new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to Real.

●	A joint venture (JV) profit sharing program that gives agents an opportunity to invest in the Real Title business and earn profit sharing income as the business grows. There are two opportunities for investment: a $100 investment gives pre-cap agents an equal ownership stake in the JV, while post-cap agents can invest in tiers of increasing ownership ranging from $500 to $7,500.

●	Expanded access to Real’s stock purchase program, giving agents the ability to buy shares of Real stock beyond the company-issued equity awards.

●	A $30 fee on each transaction to cover broker review, E&O insurance and processing expenses.

●	A $175 annual fee to participate in our revenue sharing program, and a 1.2% fee on all revenue share payments.

●	A $100 increase of the joining fee to $249 and a $250 increase of the annual brokerage fee to $750.

●	A $60 increase of the post-capping transaction fee to $285, and a $29 increase to the Elite Agent transaction fee to $129.

These changes went into effect for new agents February 1 and will go into effect for existing Real agents on April 1. These changes are expected to generate additional net profit of over $5 million in 2023 with an even more significant full year effect in 2024.

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. ET.

Conference Call Details:

Date:	Thursday, March 16, 2023

Time:	11:00 a.m. ET

Dial-in Number:	North American Toll Free: 888-506-0062

International: 973-528-0011

Access Code:	937975

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/47478

Replay Number:	North American Toll Free: 877-481-4010

International: 919-882-2331

Passcode:	47478

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/47478

Additional information concerning Real’s audited consolidated financial statements and related management’s discussion and analysis for the twelve months ended December 31, 2022 can be found on the Company’s profile at www.sedar.com.

Non-IFRS Measures

This news release includes reference to “Adjusted EBITDA”, which is a non-International Financial Reporting Standards (“IFRS”) financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table reconciles the non-IFRS measure to the most comparable IFRS measure for the three and twelve months ended December 31, 2022. This measure does not have any standardized meaning under IFRS and is not a measure of financial performance under IFRS, and therefore, may not be comparable to similar measures presented by other companies.

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,846	$25,818
Restricted cash	7,481	3,311
Investments in financial assets	7,892	8,811
Trade receivables	1,547	254
Other receivables	74	23
Prepaid expenses and deposits	529	448
TOTAL CURRENT ASSETS	28,369	38,665
NON-CURRENT ASSETS
Intangible assets	3,708	451
Goodwill	10,262	602
Property and equipment	1,350	170
Right-of-use assets	73	109
TOTAL NON-CURRENT ASSETS	15,393	1,332
TOTAL ASSETS	43,762	39,997

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	474	54
Accrued liabilities	11,866	8,818
Customer deposits	7,481	3,311
Other payables	1,188	40
Lease liabilities	96	91
TOTAL CURRENT LIABILITIES	21,105	12,314
NON-CURRENT LIABILITIES
Lease liabilities	-	40
Warrants outstanding	242	639
TOTAL NON-CURRENT LIABILITIES	242	679
TOTAL LIABILITIES	21,347	12,993

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	63,204	63,397
Stock-based compensation reserve	25,083	6,725
Deficit	(50,704)	(30,127)
Other reserves	(469)	(347)
Treasury Stock, at cost	(14,962)	(12,644)
EQUITY ATTRIBUTABLE TO OWNERS	22,152	27,004
Non-controlling interests	263	-
TOTAL EQUITY	22,415	27,004
TOTAL LIABILITIES AND EQUITY	$43,762	$39,997

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

(unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Revenues	$96,118	$50,479	$381,756	$121,681
Commissions and other agent-related costs	87,898	46,371	349,806	110,587
Gross Profit	8,220	4,108	31,950	11,094

General & administrative expenses	7,121	3,378	24,155	10,573
Marketing expenses	7,061	3,790	22,674	7,808
Research and development expenses	1,002	682	4,867	3,979
Operating Loss	(6,964)	(3,742)	(19,746)	(11,266)

Other income	62	249	729	249
Listing expenses	(16)	-	(151)	-
Finance expenses, net	159	(352)	(1,167)	(662)
Net Loss	(6,759)	(3,845)	(20,335)	(11,679)
Net Income Attributable to Noncontrolling Interests	50	-	242	-
Net Loss Attributable to Owners of the Company	(6,809)	(3,845)	(20,577)	(11,679)
Other comprehensive income/(loss):
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	128	(352)	(407)	(352)
Foreign currency translation adjustment	(58)	4	285	5
Total Comprehensive Loss Attributable to Owners of the Company	(6,739)	(4,193)	(20,699)	(12,026)
Total Comprehensive Income Attributable to NCI	50	-	242	-
Total Comprehensive Loss	(6,689)	(4,193)	(20,457)	(12,026)
Loss per share
Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.12)	$(0.07)

THE REAL BROKERAGE, INC.

NON-GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Net Loss and Comprehensive Loss	(6,739)	(4,193)	(20,699)	(12,026)
Add/(Deduct):
Finance Expenses, net	(159)	352	1,167	662
Net Income Attributable to Noncontrolling Interest	50	-	242	-
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(128)	352	407	352
Foreign Currency Translation Adjustment	-	(5)	-	(5)
Depreciation	108	83	333	213
Stock-Based Compensation	3,222	494	8,510	5,207
Listing Expenses	16	(99)	151	356
Restructuring Expense	160	54	222	117
Other Professional Fees	456	-	762	-
Adjusted EBITDA	(3,014)	(2,962)	(8,905)	(5,124)

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollar in thousands)

	For the Year Ended
	December 31, 2022	December 31, 2021
OPERATING ACTIVITIES
Net Loss	$(20,335)	$(11,679)
Adjustments for:
Depreciation	333	213
Equity-settled share-based payment	16,201	4,030
Finance costs	167	565
Gain on short term investments	-	(223)
Changes in operating assets and liabilities:
Trade receivables	(1,293)	(137)
Other receivables	(51)	198
Prepaid expenses and deposits	(81)	(359)
Accounts payable	420	-
Accrued liabilities	5,316	5,789
Customer deposits	4,170	-
Other payables	1,148	3,287
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,995	1,684

INVESTING ACTIVITIES
Purchase of property and equipment	(1,408)	(172)
Acquisition of subsidiaries	(8,152)	(1,099)
Dividends received from equity instruments designated at FVTOCI	637	-
Proceeds on disposal of equity instruments held at FVTOCI	(125)	-
NET CASH USED IN INVESTING ACTIVITIES	(9,048)	(1,271)

FINANCING ACTIVITIES
Investments in securities	-	(8,940)
Proceeds from exercise of warrants	-	26,475
Purchases of common shares for Restricted Share Unit (RSU) Plan	(8,060)	(12,644)
Stock Compensation Payable (RSU)	-	2,253
Proceeds from exercise of stock options	265	207
Payment of lease liabilities	(35)	(84)
Dividends paid for non-controlling interest	(19)	-
NET CASH USED IN FINANCING ACTIVITIES	(7,849)	7,267

Net change in cash, cash equivalents and restricted cash	(10,902)	7,680
Cash, cash equivalents and restricted cash, beginning of year	29,129	21,273
Fluctuations in foreign currency	100	176
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$18,327	$29,129

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share-based compensation as part of Expetitle consideration	4,325	-
Share-based compensation reclass from liability to equity	2,268	-
Share-based compensation as part of LemonBrew consideration	450	-
Increase in ROU against lease liabilities	-	84
Warrants liability from acquisition	-	65

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real’s growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to assumptions regarding Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets; the impact of increased interest rates; economic and industry downturns; the Company’s ability to continuously innovate, and the dependability of, the Company’s platform; the Company’s ability to attract new agents and retain current agents; the Company’s ability to generate anticipated benefits from the changes to its agent fee structure; the Company’s ability to expand its brokerage and adjacent services businesses; the Company’s ability to carefully manage its expense structure and continue to grow; the Company’s ability to compete successfully in the markets in which it operates; the impact of cybersecurity incidents and the potential loss of critical and confidential information; compliance with the laws to which the Company is subject and the Company’s ability to protect its intellectual property rights. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. We provide a digital brokerage platform for agents, while working to build a better end-to-end home buying experience for consumers. The company was founded in 2014 and serves 45 states, D.C., and three Canadian provinces with over 9,000 agents. Additional information can be found on our website at www.onereal.com.

Contact Information

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221